07025582

GRUPO INDUSTRIAL SALTILLO

82-05019

GRUPO INDUSTRIAL SALTILLO S.A.B. DE C.V. (GISSA) ANNOUNCES SECOND QUARTER 2007 RESULTS

Saltillo, Mexico, July 25, 2007 -- Grupo Industrial Saltillo, S.A.B. de C.V. (BMV: GISSA, OTC: GISQY) ("The Company" or "GISSA"), announced today its results for the second quarter period ended June 30, 2007[1].

Second Quarter 2007[1] Highlights

- Consolidated net sales, in dollars, rose 7% year-over-year to US$194 million.
- Consolidated EBITDA, in dollars, was US$21 million, compared to US$24 million in 2Q06, representing a decrease of 11%.
- The Company reported majority net income of US$14 million, which represents an increase of 187% when compared to the US$5 million reported in 2Q06.
- During 2Q07, Technocast S.A. de C.V., which is GISSA's co-investment with Caterpillar, and new foundry for diesel engines, formally initiated operations.

SUPPL

GISSA's management team commented, "We are pleased to report these solid results for the second quarter. GISSA is currently in the final stages of transforming its business to focus on its two core business segments. During this process we allocated key resources and made a priority to become market leaders, and we expect our efforts to bear fruit so that it begins to be reflected in our 2008 results."

Financial Summary Table

	2Q07	2Q06	Var %	6M07	6M06	Var %
Net Sales (in Ps.)	2,114	2,109	0%	4,232	4,044	5%
Net Sales (in USD)	194	182	7%	387	358	8%
EBITDA (in Ps.)	228	273	(17%)	431	450	(4%)
EBITDA (in USD)	21	24	(11%)	39	40	0%
Net Income (in Ps.)	157	58	169%	171	51	238%
Net Income (in USD)	14	5	187%	16	4	263%

For additional information, visit www.gis.com.mx or contact:

Arturo D'Acosta Ruiz
Chief Financial Officer
Tel: (52 844) 411-1031
adacosta@gis.com.mx

Roberto González Hinojosa
Director of Treasury
Tel: (52 844) 411-1049
rgonzalez@gis.com.mx

Saúl Castañeda de Hoyos
Analysis and Financial Planninc
Manager
Tel: (52 844) 411-1064
scastaneda@gis.com.mx

Investor Relations firm in New York:

Melanie Carpenter / Kenia Var(
i-advize Corporate Communications, Inc.
82 Wall Street, 805, NY, NY
Tel: (212) 406 3691
gis@i-advize.com

[1] Unless otherwise noted, all financial and operating information presented in this report was prepared according to Financial Reporting Norms in Mexico (NIF) and is stated in constant pesos as of June 30, 2007. All figures expressed in U.S. dollars are nominal and have been calculated by dividing the quarterly figure in nominal pesos by the average exchange rate for that period.

dlw 7/31

The financial and operating information herein does not include the bathroom fixtures and automotive aluminum foundry businesses; the latter was divested on May 25, 2007. Furthermore, as of the date of this report, GISSA will report results in two divisions: (1) Iron Foundry, which excludes the aluminum business; and (2) the Construction Division, which includes the former "Housewares Division". This new grouping of the Construction Businesses has no impact on the consolidated results.

SECOND QUARTER 2007 – CONSOLIDATED RESULTS

Consolidated Net Sales

Table 1: Consolidated Net Sales

	2Q07	2Q06	Var %	6M07	6M06	Var %
Sales (Millions of pesos)	2,114	2,109	0%	4,232	4,044	5%
Iron Foundry Division	*938*	*922*	*2%*	*1,767*	*1,696*	*4%*
Construction Division	*1,176*	*1,187*	*(1%)*	*2,465*	*2,348*	*5%*
Domestic Market	991	1,026	(3%)	2,145	2,027	6%
Iron Foundry Division	*0*	*0*	*N/A*	*0*	*0*	*N/A*
Construction Division	*991*	*1,026*	*(3%)*	*2,145*	*2,027*	*6%*
Exports	1,123	1,083	4%	2,087	2,017	4%
Iron Foundry Division	*938*	*922*	*2%*	*1,767*	*1,696*	*4%*
Construction Division	*185*	*161*	*15%*	*320*	*321*	*0%*
Sales (Millions of USD)	194	182	7%	387	358	8%
Iron Foundry Division	*86*	*79*	*9%*	*162*	*150*	*8%*
Construction Division	*108*	*102*	*6%*	*225*	*208*	*8%*

Consolidated net sales, in constant pesos, increased by Ps.5 million when compared to 2Q06; this resulted from the combination of the following factors:

a) A revaluation of the peso by over 4% annualized. This affected export revenues, mainly in the Iron Foundry Division, which has 100% of its sales linked to the dollar.

   In dollars, sales in the Iron Foundry Division reached US$86 million, a favorable increase from the US$79 million reported for 2Q06. The businesses that contributed most to this performance were Autoparts and the newly-launched Technocast operations.

b) Lower sales of ceramic tiles and housewares, which were Ps.583 and 281 million in 2Q07, respectively, compared to Ps.622 and 307 million in 2Q06, respectively.

c) The water heater business posted higher sales of Ps.242 million in 2Q07, compared to Ps. 199 million in 2Q06.

SALES MIX

At the close of 2Q07, 42% of total sales came from the Iron Foundry Division while 58% was from the Construction Division.

2Q07 Consolidated


41.7%
58.3%
Iron Foundry
Construction

2Q06 Consolidated


41.9%
58.1%
Iron Foundry
Construction

2Q07 Iron Foundry


64%
36%
Automotive Foundry
Industrial Foundry (Diesel)

2Q06 Iron Foundry


57%
43%
Automotive Foundry
Industrial Foundry (Diesel)

2Q07 Construction


48%
26%
26%
Ceramic Tiles
Water Heaters
Housewares

2Q06 Construction


51%
23%
26%
Ceramic Tiles
Water Heater:
Housewares

EBITDA

Table 2: EBITDA

	2Q07	2Q06	Var %	6M07	6M06	Var %
EBITDA (Millions of Pesos)						
Consolidated	228	273	(17%)	431	450	(4%)
Margin	*11%*	*13%*		*10%*	*11%*	
Iron Foundry Division	*84*	*79*	*6%*	*123*	*83*	*48%*
Margin	*9%*	*9%*		*7%*	*5%*	
Construction Division	*144*	*177*	*(19%)*	*308*	*350*	*(12%)*
Margin	*12%*	*15%*		*13%*	*15%*	

Consolidated EBITDA in 2Q07 decreased 17%, or Ps.45 million, from 2Q06, which resulted from the following factors:

a) The iron foundry business continued to improve its operating results. EBITDA for this division improved from Ps.79 million in 2Q06 to Ps.84 million in 2Q07.

2Q07 figures include a negative effect of Ps.18 million for the initiation of operations at Technocast, GISSA's co-investment with Caterpillar. Excluding this effect, EBITDA for the current business would have reached Ps.102 million.

b) EBITDA for the construction division was Ps.144 million in 2Q07; Ps.33 million lower than in 2Q06, driven mainly by the ceramic tile and housewares segments.

c) During 2Q06 GISSA sold a warehouse in Mexico of one of its subsidiaries, which added Ps. 16 million to the Company's results.

Comprehensive Financing Result

Table 3: Comprehensive Financing Result

	2Q07	2Q06	6M07	6M06
Integral Financing Result	(7)	74	28	124
Interest Expense	40	51	79	109
Interest Income	(18)	(28)	(40)	(49)
Exchange Rate (Gain) Loss	(22)	(2)	(17)	1
Revaluation of Financial Derivatives	(15)	47	24	73
Monetary Effect	8	6	(18)	(10)

The Comprehensive Financing Result for 2Q07 was an income of Ps.7 million derived mainly from the revaluation of the peso versus the U.S. dollar; this factor resulted in net exchange gains, as well as a gain in the revaluation of financial derivatives.

Discontinued Operations

In this line item, the Company is reflecting the net effect of the divestment of its aluminum foundry business, which took effect in May 2007. This line item includes Ps. 72 million from gains from the sale of shares, and in net income generated from this business during the time it was part of the business portfolio.

Net Majority Income

The company registered net majority income of Ps.157 million (US$14 *million*), or Ps.0.51 (US$0.05) per share. This is compared to net majority income of Ps.58 million (US$5 million) in 2Q06, or Ps 0.19 (US$0.02) per share in the comparable period.

Investment in Fixed Assets

During the quarter, the company invested over US$10 million, of which US$ 6 million was allocated towards the new iron foundry for diesel engines and the JV with Caterpillar. US$ 2 million was invested in the water heater business to increase production capacity and position GISSA to meet the short-term demands from the residential water heater market in the U.S.

Financial Situation

Total debt declined 12% year-over-year to US$212 million. As of June 30, 2007, the Company's cash position was US$75 million.

At the close of the second quarter of 2007, GISSA's Total Debt/EBITDA ratio, according to the calculation methodology established in its local debt covenants, was 2.41, while the Net Debt/EBITDA ratio was 1.55.

Table 4: Debt Profile
(in USD millions)

	2Q07	1Q07	2Q06
Total Debt	**212**	**247**	**242**
- Short-term Debt	17	54	79
- Long-term Debt	195	191	149
- Other Contingent Liabilities	0	2	14
Cash and Equivalents	75	68	121
Total Net Debt	136	179	122
Leverage			
- Net Debt / EBITDA LTM*	1.55	1.97	1.55
- Total Debt / EBITDA LTM*	2.41	2.71	3.09
Interest Coverage Ratio			
- EBITDA/ Net Interest Expense	6x	6x	4x

*LTM = Last 12 Months

STRATEGIC UPDATE

- **Initiation of Technocast Operations**

  The strategic joint venture between Caterpillar and GISSA (Technocast) was formally launched to supply 100% of the iron blocks and heads for diesel engines. Technocast has state-of-the-art technology and world-class systems in plants that are modern, competitive, and linked to the global and international trade communities.

- **Exportation of Residential Water Heaters to the U.S.**

  GISSA's management considers the exporting of its residential water heaters to the U.S. to be an attractive business. Therefore, this project is in advanced stages.

- **Changes in Vitromex Marketing Strategy**

  The new management team implemented changes and adjustments to Vitromex's marketing strategy in order to regain market share. This change is in its initial phase, and is expected to improve results as its adaptation progresses.

- **Strategy for Houseware Procurement**

  Due to changes in Mexican legislation, which eliminated fees charged by the federal Government on imported ceramic products, the housewares business is currently analyzing strategic alternatives to begin competing favorably under these new conditions.

SUMMARY OF RECENT EVENTS

Board Approves Dividend

On July 19, 2007, the Company announced that at a session held on July 18, 2007, its Board of Directors voted to convene a General Ordinary Shareholders' Meeting to propose a cash dividend of Ps. 1.10 per share, payable in October 2007.

IRON FOUNDRY DIVISION

As indicated on page 2 of this report, the Company is reporting consolidated figures without the bath fixture or aluminum foundry businesses. In 2Q07, sales for the Iron Foundry Division represented 42% of the Company's total consolidated net sales.

Sales

Table 5: Sales – Iron Foundry Division

	2Q07	2Q06	Var %	6M07	6M06	Var %
Sales (in Ps. millions)	938	922	2%	1,767	1,696	4%
Sales (in USD millions)*	86	79	9%	162	150	8%
Automotive Foundry	*53*	*47*	*13%*	*102*	*86*	*19%*
Industrial Foundry (diesel)	*33*	*33*	*0%*	*59*	*64*	*(9%)*

2Q07 sales in dollars increased 9%, primarily derived from the growth in autoparts; notably, while blocks and heads for gasoline motors increased, sales in diesel motor applications remained flat. Sales in constant pesos increased 2% during the same period, mainly from the effects of the 4% revaluation of the peso versus the dollar.

- Industrial Foundry (Diesel): volume dropped 9% year-over-year due to lower sales to Caterpillar. Sales in dollars remained stable, reflecting improved pricing.
- Automotive Foundry: Volume grew 4% year-over-year primarily as a result of additional sales for GM motors. Sales in dollars also rose 4%, in-line with volume growth. In terms of autoparts, sales volume increased 24% year-over-year, while sales in dollars grew 32%. This increase was mainly due to additional displaced volumes with Delphi and Metaldyne.

EBITDA and Margin

Table 6: EBITDA – Iron Foundry Division

	2Q07	2Q06	Var %	6M07	6M06	Var %
EBITDA						
Ps. Millions	84	79	6%	123	83	48%
Margin	*9%*	*9%*		*7%*	*5%*	
USD Millions	8	7	13%	11	7	57%

During the quarter, the iron foundry division reported EBITDA of Ps.84 million, compared to Ps.79 million in 2Q06. Due to the increase in sales, the EBITDA margin remained unchanged at 9%.

The improvement in EBITDA year-over-year is explained primarily by:

- The increase in sales volume and prices, which helped offset costs.
- The continuous reduction of unexpected costs in the autoparts foundry and iron foundry for diesel engines.

CONSTRUCTION DIVISION

Sales

As indicated on page 2 of this report, the Construction Division now includes the results for what was previously called the table and kitchenware sector. In 2Q07, sales for the Construction Division represented 58% of the Company's total consolidated net sales.

Table 7: Sales – Construction Division

	2Q07	2Q06	Var %	6M07	6M06	Var %
Sales (Ps. Millions)*	1,176	1,187	(1%)	2,465	2,348	5%
Ceramic Tiles	*583*	*622*	*(6%)*	*1,194*	*1,196*	*0%*
Water Heaters	*242*	*199*	*22%*	*518*	*441*	*17%*
Housewares	*281*	*307*	*(7%)*	*630*	*598*	*5%*

* Figures expressed in Mexican pesos, given that sales to the domestic market represent approximately 90% of the total sales of this division.

Sales for 2Q07 fell 1% versus 2Q06 to Ps. 1,176 million as a result of:

- **Water Heaters**: sales grew 25% in volume and 22% in value. This improvement was driven principally by the "step water heaters" line, a product which surpassed the number of units sold in the previous year and contributed to an improved mix. An additional factor that drove sales was the announcement in May regarding future price increases.

- **Ceramic Tiles**: sales fell by 6% in volume and in value. This decrease was due to the implementation curve and adaptation of a new commercial policy generated by the business's management team. The company estimates that these adjustments will be assimilated in the short-term, and will translate into a significant change of trends.

- **Housewares**: volume deteriorated by 12% and sales expressed in constant pesos fell by 7%. This decrease is the result of a slight contraction in supermarket and major channels. In addition, sales were impacted by the elimination of fees charged by the federal Government on imported products. This change in the legislature has caused clients and distributors to freeze the majority of their orders to evaluate alternatives that are being opened. The business suffered a decrease of 25% in volumes and 23% in sales value.

EBITDA and Margin

Table 8: EBITDA and Margin – Construction Division

	2Q07	2Q06	Var %	6M07	6M06	Var %
EBITDA						
Ps. Millions	144	177	(19%)	308	350	(12%)
Margin	*12%*	*15%*		*13%*	*15%*	
USD Millions	13	15	(14%)	28	31	(9%)

In 2Q07, EBITDA dropped 19% year-over-year to Ps.144 million, while the operating margin also declined compared to 2Q06. The drop in EBITDA was due to:

- Lower sales of ceramic tiles due to previously mentioned changes to the marketing strategy;
- The unfavorable impact caused by the elimination of fees charged by the federal Government on imported products, mentioned above;
- The increase in expenses related to the exportation of residential water heaters to the U.S., and
- The increase in expenses related to the initial logistics to import products made in China.

About Grupo Industrial Saltillo

Grupo Industrial Saltillo, S.A.B. de C.V., is one of Mexico's leading industrial companies. The Company operates in two industry segments – Iron Foundry and Construction – with combined annual revenues of US$936 million for fiscal year 2006. The Iron Foundry segment consists of the Cifunsa and Technocast operations for the production of automotive cast iron blocks and heads. The Construction segment consists of building materials and housewares, which produce ceramic tiles through Vitromex, water heaters through Calorex and Cinsa, and cookware and tableware products under the brands Cinsa and Santa Anita.

This press release contains forward-looking statements, which are subject to risks, and uncertainties that could cause the Company's actual results to differ materially from management's current expectations. Those risks and uncertainties include, without limitation: new product development and commercialization; demand and acceptance for the Company's products; competitive products and pricing; economic conditions in the Company's product and geographic markets and foreign currency fluctuation.

(Financial tables follow)

Grupo Industrial Saltillo, S.A.B. de C.V.
Unaudited Consolidated Balance Sheet
(in Mexican GAAP, in millions of constant pesos as of June 30, 2007)

	Ended June 30	
	2007	**2006**
ASSETS		
Current		
Cash and temporary investments	813	1,414
Trade receivables, net	1,798	1,819
Other receivables	178	184
Inventories	901	702
Other assets	31	750
Property, Plant and Equipment	**5,874**	**5,597**
Other Assets	**1,271**	**2,802**
TOTAL ASSETS	**10,866**	**13,268**
LIABILITIES		
Current		
Short term debt	159	5
Current portion of long term debt	28	917
Suppliers	1,194	1,173
Other liabilities (Income tax, EPS, and others)	457	1,140
Long term		
Long term debt	2,097	1,753
Deferred taxes	771	1,304
Long term sundry creditors	0	0
Stockholders' Equity	**6,160**	**6,976**
Total Liabilities and Stockholders' Equity	**10,866**	**13,268**

	Second Quarter	
	2007	**2006**
Net Debt	1,472	1,428
Cash Position	813	1,414
EBITDA/Interest Expense[1]	6x	4x
Debt to EBITDA[2]	2.41	2.93

Grupo Industrial Saltillo, S.A.B. de C.V.
Unaudited Consolidated Income Statement
(Using Mexican GAAP, All numbers, except EPS in millions of constant pesos as of June 30, 2007)

	Three-Month Period Ended June 30			Six-Month Period Ended June 30		
	2007	2006	% Change	2007	2006	% Change
Net Sales	**2,114**	**2,109**	**0%**	**4,232**	**4,044**	**5%**
Iron Foundry Division	938	922	2%	1,767	1,696	4%
Construction Division	1,176	1,187	(1%)	2,465	2,348	5%
Cost of Sales	1,739	1,735	0%	3,516	3,377	4%
Operating expenses	292	249	17%	572	508	13%
Operating income	**84**	**126**	**(33%)**	**143**	**159**	**(10%)**
Iron Foundry Division	11	4	182%	(23)	(66)	(65%)
Construction Division	72	105	(31%)	166	208	(20%)
EBITDA	**228**	**273**	**(17%)**	**431**	**450**	**(4%)**
Iron Foundry Division	84	79	6%	123	83	48%
Construction Division	144	177	(19%)	308	350	(12%)
Comprehensive Financial Result	**(7)**	**74**		**28**	**124**	
Financial expenses	40	51		79	108	
Financial income	(18)	(28)		(40)	(49)	
Foreign exchange fluctuation	(22)	(2)		(17)	1	
Derivatives	(15)	47		24	73	
Monetary gains	8	6		(18)	(10)	
Other Income, Net	(11)	22		(16)	16	
Income Tax	24	25		36	18	
Net Income	146	53	**173%**	169	53	**218%**
Minority Interest	(11)	(5)	123%	(2)	3	(181%)
Net Income of Majority Interest	157	58	**169%**	171	51	**238%**
Net Income per Share	0.51	0.19	168%	0.56	0.17	237%
Net Income per ADS	3.08	1.15	168%	3.36	1.00	237%
Operating cashflow per share	0.75	0.90	(17%)	1.41	1.48	(4%)
Operating cashflow per ADS	4.48	5.39	(17%)	8.47	8.87	(4%)
# of Shares Outstanding	305,222	304,271		305,222	304,271	

MARGINS

	Three Month Period Ended June 30		Six Month Period Ended June 30	
	2007	2006	2007	2006
Operating Margin	**4%**	**6%**	**3%**	**4%**
Iron Foundry Division	*1%*	*0%*	*(1%)*	*(4%)*
Construction Division	*6%*	*9%*	*7%*	*9%*
EBITDA Margin	**11%**	**13%**	**10%**	**11%**
Iron Foundry Division	*9%*	*9%*	*7%*	*5%*
Construction Division	*12%*	*15%*	*13%*	*15%*
Majority Net Income Margin	**7%**	**3%**	**4%**	**1%**

END